UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On March 1, 2004 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the acceptance of notes validly tendered in its offer for its 61/2 Notes due 2006 and the agreement with the lenders of TermoAndes and Interandes. Attached is a free English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

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- Material Fact 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, March 2, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to the acceptance of notes validly tendered in its offer for its 61/2 Notes due 2006 and the agreement with the lenders of TermoAndes and Interandes. Such Form is an English translation of the report that Gener filed in Spanish on March 1, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, March 1, 2004

Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Material Fact

Dear Sir,

We inform this Superintendence that, as a material fact, the following matters:

1. AES Gener S.A. announced today that it accepted for payment the aggregate principal amount of its 61/2% Notes due 2006 that had been validly tendered from holders of approximately US$145.2 million in principal amount of Yankee Notes, representing 72.62% in aggregate principal amount of such Notes.

2. On February 27, 2004, AES Gener reached an agreement with a syndication of banks leaded by Deutsche Bank, New YorK branch, to restructure the outstanding debt of its Argentine subsidiaries, TermoAndes S.A. and InterAndes S.A. Pursuant to the restructuring, the holders of TermoAndes and InterAndes notes have agreed to extend a loan to the Company to enable it to repurchase the notes, which loan will have an expected maturity in 2010.

Sincerely yours,

Luis Felipe Ceron Ceron

General Manager

AES Gener S.A.